EXHIBIT 99.2

FOR IMMEDIATE RELEASE

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High Tide Opens 26th Canna Cabana and 3rd KushBar Bringing its Total to 29 Branded Retail Cannabis Stores across Canada

The Company’s number of branded retail cannabis stores is expected to reach 30 locations across Canada this month

Calgary, AB, November 7, 2019 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (CSE:HITI) (OTCQB:HITIF) (Frankfurt:2LY), an Alberta-based, retail-focused cannabis corporation enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products, today announced that the Canna Cabana location in Unit #130 at 6751 50 Avenue in Red Deer and the KushBar location in Unit #103 at 7701 44 Street in Lloydminster (the “New Stores”) received their first deliveries of recreational cannabis products from Alberta Gaming, Liquor and Cannabis (“AGLC”) and today will begin selling cannabis and accessories. To celebrate each of their grand openings, festivities will take place at the New Stores on Saturday, November 9th.

High Tide currently has 29 branded locations stores selling recreation cannabis products across Canada, inclusive of the New Stores. “Adding this Gaetz Avenue location to our other store on Gasoline Alley provides the residents of Red Deer with two great options to enjoy the customer-focused Canna Cabana retail experience,” said Raj Grover, President and Chief Executive Officer of High Tide. “Based on the warm reception to the KushBar banner in Camrose and Morinville so far, opening this third location in Lloydminster is also an exciting development for our company and customers alike,” added Mr. Grover. High Tide is expected to have 30 branded retail cannabis locations across Canada this month, barring any changes to the current rate of licensing by AGLC.

The development permits for the remaining Canna Cabana and KushBar stores needed to achieve the AGLC’s maximum of 42 are currently under various stages of development and construction. Outside of Alberta, High Tide currently has a Canna Cabana retail cannabis store in Swift Current, Saskatchewan, along with 3 branded locations in Hamilton, Sudbury and Toronto, Ontario.

About High Tide Inc.

High Tide is an Alberta-based, retail-focused cannabis corporation enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products. It is a vertically-integrated company in the Canadian cannabis market, with portfolio subsidiaries including RGR Canada Inc., Famous Brandz Inc., Kush West Distribution Inc., Smoker’s Corner Ltd., Grasscity.com, Canna Cabana Inc. and the majority of KushBar Inc. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX: APHA) (NYSE: APHA) and Aurora Cannabis Inc. (NYSE: ACB) (TSX: ACB).

Representing the core of High Tide’s business, RGR Canada Inc. is a high-quality and innovative designer, manufacturer and distributor of cannabis accessories. Famous Brandz Inc. is a dominant manufacturer of licensed lifestyle accessories, through partnerships with celebrities and entertainment companies including Snoop Dogg and Paramount Pictures. Famous Brandz’ products are sold to wholesalers and retailers around the world. Founded in 2009 and approved by the Canadian Franchise Association, Smoker’s Corner Ltd. is among Canada’s largest counter-culture chains with 12 locations. Kush West Distribution is in the process of becoming a cannabis wholesaler in the province of Saskatchewan. Based in Amsterdam since 2000, Grasscity.com is the world’s preeminent and most searchable online retailer of smoking accessories and cannabis lifestyle products with approximately 5.8 million site visits annually. With the deregulation of recreational cannabis for adult use across Canada, Canna Cabana Inc. and its 26 branded stores, is a sizeable retail business with a sophisticated yet playful customer experience. KushBar Inc. is a retail cannabis joint venture with 3 locations in Alberta, offering a modern experience that is focused on the growing customer bases in Alberta and Ontario.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Forward-Looking Information

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia’s Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

SOURCE High Tide Inc.

For further information, please contact Nick Kuzyk, Chief Strategy Officer & SVP Capital Markets at High Tide Inc.; Tel: (403) 265-4207; Email: Nick@HighTideInc.com; Web: www.HighTideInc.com.

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